UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

June 25, 2010

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

press release

Paris, Thursday 24 June 2010

Corporate Social Responsibility report: France Telecom-Orange steps up its commitments towards customers, employees and society

The France Telecom-Orange Group has published its 2009 Corporate Social Responsibility report. This report shows how the Group has strengthened its CSR strategy, building on what has already been achieved over the last 15 years. The document details the actions taken in 2009 as well as the roadmaps for 2010 to better serve customers, employees and society as a whole.

Stéphane Richard, Chief Executive Officer, says: “CSR is indispensable to achieve our long-term profitability and ambitions. In a highly-competitive environment in which a growing number of markets are reaching maturity, our CSR ambition stimulates innovation processes and our capacity to differentiate ourselves. Orange believes that a commitment to CSR lies at the heart of our mission to create social ties between people.”

In building the networks of the future, France Telecom-Orange is giving people the means for development and mutual enrichment. The report shows how the Group works to share with the greatest number of people the benefits of its technological services across the Group's worldwide footprint in full transparency and security.

This report also details how Orange is performing in helping customers and society as a whole "go green” with exemplary and responsible innovations.

This report highlights numerous achievements and performance indicators, illustrating the Group's four CSR commitments:

•

to recognize and support its employees,

•

to ensure transparency, quality and security for its customers,

•

to share the benefits of the digital world for the greatest possible number of people,

•

to design innovative solutions for a greener world.

Based on the AA1000 standard and the GRI-G3 guidelines, this 2009 report has been audited by the Deloitte consultancy firm and granted a “reasonable assurance” for the Group’s CSR strategy, and a “limited assurance” for the selected key performance indicators and achievements. The auditors acknowledge the self assessment based on the GRI G3 guidelines that contributed to the A+ application level.

The 2009 report is available from www.orange.com/en_EN/responsibility .

Press contacts: +33 1 44 44 93 93

Sébastien Audra – sebastien.audra@orange-ftgroup.com

Erika Gélinard - erika.gelinard@orange-ftgroup.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: June 25, 2010	By:	/S/ Stéphane Pallez
	Name:	Stéphane Pallez
	Title:	Group Deputy Chief Financial Officer